Exhibit 21.1

LIST OF SUBSIDIARIES OF ARBE ROBOTICS LTD.

Name of Subsidiary	Jurisdiction of Organization
Arbe Robotics US, Inc.	Delaware (USA)
Autobot MergerSub, Inc.	Delaware (USA)